SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2019

Commission File Number 0-28800

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DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2019, incorporated by reference herein:

Exhibit

99.1     Release dated September 03, 2019, “CONDENSED CONSOLIDATED PROVISIONAL RESULTS FOR THE YEAR ENDED 30 JUNE 2019 AND DIVIDEND DECLARATION”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 03, 2019                                    By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

NYSE trading symbol: DRD

(“DRDGOLD” or the “Group” or the “Company”)

CONDENSED CONSOLIDATED PROVISIONAL RESULTS FOR THE YEAR ENDED 30 JUNE 2019 AND DIVIDEND DECLARATION

INTRODUCTION

The contents of this short form announcement are the responsibility of the board of directors of the Group (“Board”).

Shareholders are advised that this short form announcement represents a summary of the information contained in the full announcement and does not contain full or complete details.

Any investment decisions by investors and/or shareholders should therefore be based on consideration of the full announcement, accessible via the JSE link at

https://senspdf.jse.co.za/documents/2019/JSE/ISSE/DRD/YearEnd_19.pdf and also available for viewing on the Group’s website at https://www.drdgold.com/investors-and-media/financials/2019.

A copy of the full announcement is available for inspection, at DRDGOLD’s registered office and at the offices of its sponsor at no charge during normal business hours on Mondays to Fridays from today, 3 September 2019, until Tuesday, 10 September 2019.

KEY FINANCIAL RESULTS SUMMARY

	Year ended 30 June 2019	Year ended 30 June 2018	% increase / (decrease)
Revenue – R million	2,762.1	2,490.4	11%
Operating profit – R million	371.8	355.2	5%
Earnings per share – cps	11.8	1.5	687%
Headline earnings per share – cps	10.9	1.7	541%
Year-end dividend – cps*	20	-	-

*Excludes interim dividend declared by the Group: 31 December 2018: Nil and 31 December 2017: 5 cps

DIVIDEND

The Board has declared a final cash dividend of 20 South African (“SA”) cents per ordinary share for the year ended 30 June 2019 as follows:

•          the dividend has been declared out of income reserves;

•          the local Dividend Withholding Tax rate is 20% (twenty per cent);

•          the gross local dividend amount is 20 SA cents per ordinary share for shareholders exempt from Dividend Withholding Tax;

•          the net local dividend amount is 16 SA cents per ordinary share for shareholders liable to pay Dividend Withholding Tax;

•          DRDGOLD currently has 696 429 767 ordinary shares in issue (which includes 9 474 920 treasury shares); and

•          DRDGOLD’s income tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate Proprietary Limited ("Strate") and the JSE Limited Listings Requirements, given the Company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:

•          last date to trade ordinary shares cum dividend: Monday, 23 September 2019;

•          ordinary shares trade ex-dividend: Wednesday, 25 September 2019;

•          record date: Friday, 27 September 2019; and

•          payment date: Monday, 30 September 2019.

On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant (CSDP) or broker.

To comply with the further requirements of Strate, between Wednesday, 25 September 2019 and Friday, 27 September 2019, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom share registers will be Monday, 30 September 2019.

To holders of American Depositary Receipts (“ADRs”):

•          each ADR represents 10 ordinary shares;

•          ADRs trade ex-dividend on the New York Stock Exchange (NYSE):  Thursday, 26 September 2019;

•          record date: Friday, 27 September 2019;

•          approximate date of currency conversion: Monday, 30 September 2019; and

•          approximate payment date of dividend: Thursday, 10 October 2019

Assuming an exchange rate of R15.20/$1, the dividend payable on an ADR is equivalent to 13 United States cents for shareholders liable to pay dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

On behalf of the Board

CG Campbell                                                                                                  DJ Pretorius

Non-Executive Chairman                                                                               Chief Executive Officer

DIRECTORS - (*British) (#Independent) (^Lead Independent)

Executives:

DJ (Niël) Pretorius (Chief Executive Officer)

AJ (Riaan) Davel (Chief Financial Officer)

Non-Executives:

GC Campbell*# (Non-Executive Chairman); EA Jeneker#^; JA Holtzhausen#, TVBN Mnyango#, JJ Nel#,

P Lebina#

Company Secretary:

R Masemene

Investor Relations:

For further information, contact Niël Pretorius at:

Tel: (+27) (0)11 470 2600, Fax: (+27) (0)11 470 2618,

Website: http://www.drdgold.com

Registered Office:

1 Sixty Jan Smuts Building,

2nd Floor - North Tower,

160 Jan Smuts Avenue,

Rosebank,

2196

Sponsor:

One Capital, 17 Fricker Road, Illovo, 2196